SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Profile Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

743164
(CUSIP Number)
Henry Gemino
Profile Technologies, Inc.
2 Park Avenue, Suite 201
Manhasset, New York 11030
(516) 365-1909
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No: 743164

1.	NAME OF REPORTING PERSON:
Henry Gemino

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
PF OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	2,180,433 (1)
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	2,180,433 (1)
	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,180,433 shares of common stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.5%

14.	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)           Includes 6,000 shares of Common Stock held by the wife of Mr. Gemino, warrants to purchase 300,000 shares of Common Stock, and options to purchase 1,400,000 shares of Common Stock, 290,000 of which are held by the wife of Mr. Gemino.

Item 1.	Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Profile Technologies, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 2 Park Avenue, Suite 201, Manhasset, New York 11030.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Henry Gemino (the “Reporting Person”).  The address of the Reporting Person is 5 Strickland Place, Manhasset, NY 11030.  The Reporting Person is a United States citizen.  The Reporting Person is currently the Chief Executive Officer of the Issuer and formerly served as a long-time member of the Issuer’s Board of Directors. The Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person acquired all of the shares of Common Stock and warrants and options to purchase shares of Common Stock reported in Item 5 as beneficially owned by the Reporting Person with his own personal funds or as equity based compensation from the Issuer.

Item 4.	Purpose of Transaction.

The Reporting Person has acquired securities of the Issuer for investment purposes only.  As noted in Item 3 above, certain shares of Common Stock and options to purchase Common Stock were acquired from the Issuer in connection with the Reporting Person’s employment by the Issuer.  The Reporting Person intends to review his investment in the Issuer on a continuing basis.  The Reporting Person does not currently intend to increase his investment in the Issuer through the purchase of Common Stock, units and/or warrants, either in the open market or in privately-negotiated transactions.  Future acquisitions of securities of the Issuer will depend, among other things, on market and economic conditions, the Reporting Person’s overall investment strategies and capital availability and applicable regulatory and legal constraints, and there can be no assurance that the Reporting Person will acquire additional securities of the Issuer (through options, warrants, or otherwise). The Reporting Person reserves the right to change his current plans and intentions, which may include a decision not to acquire additional securities of the Issuer, or to sell some or all of his Common Stock in the open market, in private transactions, or otherwise. Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)     Based on 18,945,120 shares of Common Stock outstanding as of March 17, 2011, the Reporting Person may be deemed to beneficially own 2,180,433 shares of Common Stock.  Such ownership represents 11.5% of the issued and outstanding shares of the Issuer. Such amount includes: (i) 6,000 shares of Common Stock held by the wife of the Reporting Person, (ii) warrants to purchase 300,000 shares of Common Stock which are immediately exercisable, and (iii) options to purchase 1,400,000 shares of Common Stock, 290,000 of which are held by the wife of the Reporting Person, all of which are immediately exercisable.

(c)           Other than the Issuer’s grant of options to purchase 100,000 shares of Common Stock on February 24, 2011 to the Reporting Person, no transactions in securities of the Issuer have been effected during the last 60 days by the Reporting Person.

(d)-(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with the Reporting Person or any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2011

By:	/s/ Henry Gemino
Henry Gemino